
02035861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

BARCLAYS

News Release

3 April 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 3 April 2002 it purchased for cancellation 120,000 of its ordinary shares at a price of 2164.79p per ordinary share.

BARCLAYS

News Release

3 April 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 2 April 2002 that it subscribed for a total of 14,183 Barclays PLC ordinary shares on 2 April 2002 at a price of 2183p per share. Following this transaction, the trustee of the Quest held a total of 14,183 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 2 April 2002 that it had transferred 14,183 Barclays PLC ordinary shares on 2 April 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 3 April 2002 that it had between 26 March and 28 March 2002 exercised its discretion and released 106,197 ordinary shares in Barclays PLC at prices ranging from 2129p to 2159p to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "Trust") notified the Company on 3 April 2002 that it purchased 137,743 ordinary shares on 28 March 2002 at a price of 2159p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 3 April 2002 that it had on 28 March 2002 purchased a total of 6,661 ordinary shares in Barclays PLC at a price of 2159p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

5. The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 3 April 2002 that it had on 28 March 2002 exercised its discretion and released 2,783 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan ("PSP"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 14,534,857 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

4 April 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 4 April 2002 it purchased for cancellation 250,000 of its ordinary shares at a price of 2135.52p per ordinary share.

BARCLAYS

News Release

5 April 2002

BARCLAYS PLC
SHARE REPURCHASE

Barclays PLC announces that on 5 April 2002 it purchased for cancellation 100,000 of its ordinary shares at a price of 2159.5p per ordinary share.

BARCLAYS

News Release

8 April 2002

Notification of directors' interests: Companies Act s329

Mr C J Lendrum notified the Company on 4 April 2002 that on 3 April 2002 he had transferred 1,036 ordinary shares in Barclays PLC to the University of Durham, a registered charity, by way of a gift.

Following this transaction, Mr Lendrum has a beneficial interest in 42,266 ordinary shares in Barclays PLC.

In addition to the interests shown above, Mr Lendrum has an interest as a potential beneficiary, together with other Directors and senior executives of Barclays PLC and Barclays Bank PLC in 14,534,857 ordinary shares in Barclays PLC held by the trustees of all the Barclays Group employees' benefit trusts.

BARCLAYS

News Release

9 April 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 9 April 2002 that it had between 2 April and 3 April 2002 exercised its discretion and released 90,824 ordinary shares in Barclays PLC at prices ranging from 2166p to 2174p to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

2. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 9 April 2002 that it had between 3 April and 5 April 2002 purchased a total of 3,142 ordinary shares in Barclays PLC at prices ranging from 2159p to 2166p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3. The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the "ESAS Supplementary trust") notified the Company on 9 April 2002 that it had on 3 April 2002 released a total of 394 ordinary shares in Barclays PLC at a price of 2166p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

4. The independent trustee of the Barclays Group (PSP & ESOS) Trust (the "PSP & ESOS trust") notified the Company on 9 April 2002 that it had on 5 April 2002 exercised its discretion and released 4,173 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan ("PSP"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 14,442,608 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

10 April 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 9 April 2002 that it subscribed for a total of 10,614 Barclays PLC ordinary shares on 9 April 2002 at a price of 2162p per share. Following this transaction, the trustee of the Quest held a total of 10,614 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 9 April 2002 that it had transferred 10,614 Barclays PLC ordinary shares on 9 April 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 8 April 2002 that on 8 April 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following Directors at a price of 2160p per share:

Director	Number of Shares
Mr C J Lendrum	6
Mr J S Varley	6

   The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	42,272	-
Mr J S Varley	53,418	-

BARCLAYS

News Release

15 April 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 15 April 2002 that it subscribed for a total of 41,561 Barclays PLC ordinary shares on 15 April 2002 at a price of 2259p per share. Following this transaction, the trustee of the Quest held a total of 41,561 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 15 April 2002 that it had transferred 41,561 Barclays PLC ordinary shares on 15 April 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 15 April 2002 that it had on 10 April 2002 exercised its discretion and released 3,958 ordinary shares in Barclays PLC at a price of 2233p and on 12 April 2002 released 12,919 ordinary shares in Barclays PLC at a price of 2252p to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 14,425,731 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

19 April 2002

Document available for inspection: Listing Rule 23.65A

Document re Offering Circular
£400,000,000 6.125% Undated Subordinated Notes - XS0145875513; and
£400,000,000 6.375% Undated Subordinated Notes - XS0145875190

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000

BARCLAYS

News Release

22 April 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 22 April 2002 that it subscribed for a total of 30,965 Barclays PLC ordinary shares on 22 April 2002 at a price of 2294p per share. Following this transaction, the trustee of the Quest held a total of 30,965 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 22 April 2002 that it had transferred 30,965 Barclays PLC ordinary shares on 22 April 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 22 April 2002 that it had on 18 April 2002 exercised its discretion and released 3,040 ordinary shares in Barclays PLC at a price of 2303p to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 14,422,691 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

BARCLAYS PLC – ANNUAL GENERAL MEETING 2002
STATEMENT BY THE CHAIRMAN

Barclays performed pretty well in 2001.

As you will have seen from the Summary Financial Statement, profit before tax rose 9% to £3.61 billion. Earnings per share, taking account of the Woolwich acquisition and therefore on a like for like basis, rose 10% to 174.1p and after-tax return on equity was a healthy 20%. Dividend per share was 66.5p, an increase of 15% over 2000. Our strategic investment in the business was around £551 million during the year. Our performance compared well with our competitors. Barclays share price closed last night at £24.44 which is I think the highest it has been, although it has come back a bit this morning.

And 2001 was a difficult year in many ways.

There was a significant slowdown in all major economies, stock markets were volatile and generally lower, and the technology, media and telecom sectors were in decline.

At last year's AGM, the foot and mouth crisis had just started. I doubt if any of us could have predicted how long the crisis would last, or how profound its impact would be on rural Britain. We, of course, are a big agricultural bank and were quick to respond with tailored support for our farming customers. In September as the crisis deepened, we extended this support to all business customers affected by the impact of foot and mouth. In addition we set up a £1.5 million Rural Regeneration Fund to help rural communities rebuild themselves.

On September 11th, we experienced the terrible events in New York and Washington.

Barclays has offices just a few blocks away from the World Trade centre. It was quite extraordinary, looking at two tall American buildings, you could see right through to the water. It was quite amazing. Thankfully no Barclays staff were lost, but many lost family and friends. Both Matt Barrett and I visited New York shortly after the disaster. We were impressed with the resilience of New Yorkers. Above all, we were very proud of the way our own people responded. Under extremely difficult circumstances, our staff in New York, and I have to say supported by their colleagues around the world, worked tirelessly to keep things going for customers. It was a tremendous effort and showed the resilience of the Bank's system.

The Financial Services and Markets Act 2000 came into force on 1st December 2001, finally giving the FSA full powers as our lead regulator. Having a strong and effective regulator is in the best interests of all our stakeholders but you will have noticed that I drew attention in my statement in the Annual Report to the need for balance between effective regulation and the high and growing costs of compliance, as this is all happening at a time of increasing domestic and international competition.

Getting more gloomy we have now received the Government's report on the Competition Commission review into banking for small businesses. The report found that the vast majority, some 84%, of small business customers is satisfied or very satisfied with their main bank. Barclays received several favourable references. We were shown to be the cheapest of the main clearing banks with the lowest bad debt rate. Yet the banks were said to be making excessive profits. We totally disagree with this assertion, as we believe the methodology used by the Commission was flawed. The Commission looked only at our profitability between 1998 and 2000 – which happened to be three of our best and most profitable years – without taking full account of the full economic cycle.

What is even more serious, if the Commission's thought process was applied more generally to the economy, we should face a widespread imposition of price controls with all the obvious damage that brings to enterprise and competitiveness. After all, banks profits are not excessive compared with other industries. And, using the Commission's calculations, 32 of the 38 sectors in the FT 500 index, would be earning excessive returns. So there is a real threat.

All these events from which we are buffeted throughout the year remind us that our shareholders, customers, staff and the wider community rely on us through the bad times as well as the good. This is when our integrity, professionalism and over
300 years of experience really count.

Barclays commitment to all our stakeholders is detailed in the new 2001 Social and Environmental Report - 'Including You' – which is published today. It illustrates the significant contribution we make to the wider community. Copies are available outside.

Barclays serves 20 million customers around the world. In 2001 we paid £1.1 billion to some 900,000 shareholders in dividends;
£1 billion in taxes; and over £3 billion in salaries to our employees.

We believe that our commitment to communities makes good business sense, it reinforces our relationship with the communities where our people live and work and contributes to the social fabric particularly of deprived areas.

In addition to our support to regenerate rural communities, we are the first bank to create a dedicated Urban and Regional Economic Regeneration Unit. We have allocated £200 million to this unit, and what it does is work with national and local government agencies to develop commercially viable projects supporting economic development and regeneration. In addition, we have provided £20 million of equity financing during 2002 to support the DTI backed venture capital funds, another area where we are very keen.

You will find a full account of Barclays community support in the 'Including You' booklet. Our Community Programme, the charity part of what we do, focuses on five main areas - the arts, education, the environment, people with disabilities and the socially disadvantaged. In 2001 our community support, thanks to the profits produced by the executive team, totalled £31 million. We are one of the largest corporate givers.

One highlight has been our 'Invest and Inspire' programme. Through a unique partnership with the British Museum, National Theatre, National Gallery and Tate Britain – the first ever of its kind – with which we are working to improve accessibility to the arts for everyone.

Another example is our support for 'Excellence and Access', a project run by the Personal Finance Education Group to promote financial education of UK school children. Something we are specially interested in.

A particular pleasure and source of much pride is our peoples' very active and enthusiastic engagement in their local communities. Barclays supports their efforts with a range of schemes, such as Employee Volunteering and the Hour for Hour scheme. Last year, in the UK more than 10,000 employees took part in community activities, from fundraising to volunteering. Through our £ for £ matching funding we helped staff raise nearly £6 million for charities and their choice and community groups. In 2001, we introduced a new way to thank staff for their community work. Barclays plants a tree for every community volunteer – it not only acts as a lasting tribute but also is good for the environment and helps towards our target of being Carbon Neutral, which is a bit difficult if you are a bank.

Barclays is meeting the challenges of the present while preparing for the future. The business is in the course of fundamental change which is not something I expect to change. Our staff have been magnificent in their commitment and adaptability. They are excellently led by Matthew Barrett and his executive colleagues.

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act 1934, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. For a discussion of some of the factors that may cause actual future results and developments to differ materially from these forward-looking statements, see Risk Factors in our 2001 Annual Report which is available on the Internet at www.investor.barclays.co.uk/results. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Barclays may make in documents it files with the U.S. Securities and Exchange Commission.

BARCLAYS PLC - ANNUAL GENERAL MEETING 2002
STATEMENT BY THE GROUP CHIEF EXECUTIVE

Barclays performed well in 2001. I want to thank our colleagues at every level and everywhere around the world, for their considerable contributions to these results. As you heard they were achieved in a more uncertain global environment and in the midst of the accelerating transformation of the industry and of Barclays itself.

****

This morning I would like to share with you the highlights of a year, a year when we made significant progress in serving all our stakeholders – shareholders, customers, employees and communities – and how we did so while successfully navigating the more uncertain global environment.

Shareholders.

Two years ago we committed ourselves to a set of stretching value goals: 1) to rank in the top quartile of our peer group in terms of total shareholder return – that is the combined increase in the value of your share plus dividends; 2) to double value every four years; and 3) to double economic profit in four years.

Despite a tough year generally for stock markets in 2001 (the FTSE100, for example fell by an unprecedented 14%), for our shareholders total return was in the top quartile of our peer group of 12 domestic and international banks. So relative performance met our goal.

Our second goal is to double value for shareholders every 4 years. The pace required to do this after the first 2 years demands that £100 invested in Barclays at end of 1999 grow to £142 (assuming that dividends are reinvested) by the end of 2001. The actual number was £137. This, compared to our £137, the average performance of the peer group over the same 2-year period was £119 and the FTSE 100 overall £79.

Finally, doubling economic profit every four years requires that we grow at an average of 19% compound from the 1999 base year. This required us to be at £2.5 billion of cumulative economic profit for 2000 and 2001. We actually achieved £2.7 billion, putting us ahead of the required pace to meet the four-year goal.

So we are delivering on commitments made to our owners.

In 2001, we also made further progress in transforming everything we do for customers.

Our aim is, of course, to attract, develop and retain many millions of customers by delivering a superior all-around customer experience and offering high value products and services that consistently meet and exceed customer expectations.

We know that we still have some ways to go but we are getting really there.

Let me give you a few examples from 2001:

- In Personal Financial Services, we have reinvigorated the products we offer with Woolwich mortgages, Legal & General investment products, and new highly competitive savings propositions. These have proved very popular. In addition, personal pricing on loans has benefited over 330,000 customers and our revamped overdraft offering has benefited some 2 million customers. We have recently extended the opening hours of 40 branches in the first wave of a major initiative to make it easier for time-pressed customers to do their banking at times convenient for them. We have also improved the online and telephone banking services to make it easier to do business with us.

  You can expect more improvements of this nature this year.

- We began selling Open Plan to Barclays customers in September. This innovative proposition, first introduced and pioneered by the Woolwich, links the current account, savings and mortgage into a single package, which can save thousands of pounds in interest payments for customers and it can cut several years off the life of a typical mortgage. Over 100,000 Barclays customers have signed up already in addition to the 1 million who have done so in the Woolwich.

- In Business Banking, we helped 240 new businesses start up every day of 2001 – a total of about 60,000 overall - while continuing to provide excellent service to our existing customers. And, as the Chairman commented, we demonstrated that we are there for our customers when they need us most. We quickly developed a special package of measures to help our farming customers and related businesses throughout rural areas who were hit hard by the foot and mouth crisis. We also helped, in a more difficult economic environment generally, nurture back to health some 1,200 businesses that had run into trouble in the more challenging economic environment.

  This business received a great deal of attention recently following the publication of the Competition Commission review into banking for small and medium sized businesses. Make no mistake about it: this is a fiercely competitive business in which I am happy to say Barclays has distinguished itself by delivering excellent service and value to its customers. And we commit to continue to do so.

- In Barclaycard, we continued to develop targeted, tailored offerings to match diverse customer needs. As a result, we saw record recruitment of new customers in the UK of 763,000 and also saw a 7% increase in cards issued in Continental Europe bringing the total there to 1.25 million.

- In Barclays Private Clients, our wealth management business, our customers responded positively to new initiatives. Our products per customer increased. Sales of the Legal & General product range, launched in the 4th quarter were some 20% higher than in the equivalent period of 2000, and we launched Open Plan in Spain which led to a seven-fold increase in mortgage sales, 80% from customers new to Barclays.

- In Barclays Capital, we achieved a 77% increase in client transaction volumes. For the first time, half of our revenues in this business came from outside the UK, confirming our global reach.

- Finally, Barclays Global Investors attracted a strong flow of new assets (an impressive £42 billion) and delivered good investment performance.

So in 2001 we continued to deliver for our growing customer base. But I don't want you to think that there is room for complacency - we must maintain the pace of our transformation. We continue to improve and invigorate our services for our customers.

Employees

We aim to attract, develop and retain talented, performance-oriented people by providing superior employment opportunities that fulfil individual expectations. Here too, we have made good progress.

- We worked with our union partner, UNIFI, to revamp our performance development and pay policies to reward outstanding achievement, while creating a direct link between individual pay and Barclays performance.

- We adopted family-friendly policies to address the work/life balance in areas such as parental leave, paid carer leave, the recognition of multi-faith holidays, and career breaks. Barclays is now one of the leading employers in the UK in this area.

- We invested millions of pounds in training and education because here we want to promote life-long learning throughout the bank to give people new skills they will need in the future and while helping them perform better in the current roles. To that end, we launched the Barclays University for staff, opening the first campus in Birmingham last September.

- Barclays is committed to ensuring equal opportunity for everyone to advance in their career by eliminating all glass ceilings. For us, this is not a matter of political correctness. We believe our equality and diversity programmes differentiate Barclays from the competition and they strengthen our business performance. They allow us to recruit the best people from the widest possible talent pool. They build employee commitment. They support innovation by tapping into different perspectives and different experiences. All of that helps us to attract and retain customers.

  Last year, we conducted the first ever staff survey on these issues at Barclays. As a direct result, we are confronting diversity gaps in our workforce and confronting all artificial barriers to advancement. The progress to date already places us alongside the very best for the fairness and transparency of our policies.

So here too, we have made significant advances in 2001.

Finally, Communities

Sir Peter has already spoken about our contributions to communities, and I want to thank the thousands and thousands of employees who have devoted their time and energy to this work.

Philanthropy is of course important, and we are committed to it. But it is important to bear in mind that our greatest contribution to the common good is running a successful business.

So shareholders, I am pleased to report a healthy business. All major business groupings in Barclays have contributed to a solid start to this year.

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act 1934, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. For a discussion of some of the factors that may cause actual future results and developments to differ materially from these forward-looking statements, see Risk Factors in our 2001 Annual Report which is available on the Internet at www.investor.barclays.co.uk/results. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Barclays may make in documents it files with the U.S. Securities and Exchange Commission.

BARCLAYS

Barclays PLC Annual General Meeting

News Release

The Annual General Meeting for 2002 of Barclays PLC was held on Thursday 25 April 2002 at the Queen Elizabeth II Conference Centre, London.

A poll was held on each of the resolutions proposed which were passed with large majorities:

Resolutions	
1	That the Report of the Directors and the audited accounts of the Company for the year ended 31st December 2001, laid before the meeting, be received.
2	That Graham Martyn Wallace be re-elected a Director of the Company.
3	That Thomas David Guy Arculus be re-elected a Director of the Company.
4	That Hilary Mary Cropper be re-elected a Director of the Company.
5	That Sir Andrew Large be re-elected a Director of the Company.
6	That John Silvester Varley be re-elected a Director of the Company.
7	That PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, be re-appointed as auditors of the Company to hold office until the conclusion of the next general meeting of the Company at which accounts are laid before the Company and that their remuneration be determined by the Directors.
8	That Barclays Bank PLC, being a subsidiary of the Company, be and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000) to make Donations to EU Political Organisations and to incur EU Political Expenditure during the period ending on the earlier of 24th April 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by Barclays Bank PLC shall not exceed an aggregate of £200,000 during any financial year of the Company (or pro rata for any part of any financial year); provided further that Barclays Bank PLC shall not use the authority granted by this resolution other than in the continuation of its existing business activities and that the Group's policy of making no direct contributions to political parties shall remain unchanged.
9	That Woolwich plc, being a subsidiary of the Company, be

	and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000) to make Donations to EU Political Organisations and to incur EU Political Expenditure during the period ending on the earlier of 24th April 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by Woolwich plc shall not exceed an aggregate of £20,000 during any financial year of the Company (or pro rata for any part of any financial year); provided further that Woolwich plc shall not use the authority granted by this resolution other than in the continuation of its existing business activities and that the Group's policy of making no direct contributions to political parties shall remain unchanged.
10	That Barclays Capital Services Limited, being a subsidiary of the Company, be and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000) to make Donations to EU Political Organisations and to incur EU Political Expenditure during the period ending on the earlier of 24th April 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by Barclays Capital Services Limited shall not exceed an aggregate of £10,000 during any financial year of the Company (or pro rata for any part of any financial year); provided further that Barclays Capital Services Limited shall not use the authority granted by this resolution other than in the continuation of its existing business activities and that the Group's policy of making no direct contributions to political parties shall remain unchanged.
11	That Barclays Mercantile Business Finance Limited, being a subsidiary of the Company, be and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000) to make Donations to EU Political Organisations and to incur EU Political Expenditure during the period ending on the earlier of 24th April 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by Barclays Mercantile Business Finance Limited shall not exceed an aggregate of £10,000 during any financial year of the Company (or pro rata for any part of any financial year); provided further that Barclays Mercantile Business Finance Limited shall not use the authority granted by this resolution other than in the continuation of its existing business

	activities and that the Group's policy of making no direct contributions to political parties shall remain unchanged.
12	That Barclays Bank S.A. (incorporated in Spain), being a subsidiary of the Company, be and is hereby authorised for the purposes of Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000) to make Donations to EU Political Organisations and to incur EU Political Expenditure during the period ending on the earlier of 24th April 2006 or the date of the Company's Annual General Meeting in 2006, unless such authority is previously renewed, varied or revoked by the Company in general meeting, provided that any such Donations made and EU Political Expenditure incurred by Barclays Bank S.A. shall not exceed an aggregate of £10,000 during any financial year of the Company (or pro rata for any part of any financial year); provided further that Barclays Bank S.A. shall not use the authority granted by this resolution other than in the continuation of its existing business activities and that the Group's policy of making no direct contributions to political parties shall remain unchanged.
13	That in accordance with Article 51 of the Company's Articles of Association, each of the 2,499,000,000 issued and unissued ordinary shares of £1 each in the capital of the Company be subdivided into 4 ordinary shares of 25p each the subdivision to be effective immediately and application to be made for dealings in the new ordinary shares to commence on 29 April 2002.
14	That the Company be authorised generally to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of up to an aggregate of 1,000,264,636 ordinary shares of 25p each in its capital, provided that: (a) the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p; (b) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than 105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made; and (c) the authority conferred by this resolution shall expire on the date of the annual general meeting of the Company to be held in 2003 (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

BARCLAYS

News Release

BARCLAYS PLC – ANNUAL GENERAL MEETING 2002
SHARE SPLIT

Upon receiving the necessary shareholder approval at the AGM held yesterday, Barclays PLC has subdivided its share capital from ordinary £1 shares into ordinary 25p shares.

6,652,992,244 ordinary 25p shares have been issued and a further 14,426,932 ordinary 25p shares have been block listed for future issuance.

The Block listings consist of 1,822,748 shares under the Woolwich SAYE Scheme, 7,334,244 shares under the renewed 1981 and 1991 SAYE Share Option Scheme, 929,640 shares under the Woolwich Executive Share Option Plan, 2,340,300 shares under the renewed 1986 Executive Share Option Plan and finally 2,000,000 shares under the Barclays Incentive Share Option Plan.

Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. Dealings are expected to commence on 29 April 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for 2 business days from the date of this announcement.

BARCLAYS

News Release

29 April 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 26 April 2002 that it subscribed for a total of 27,380 Barclays PLC ordinary shares on 26 April 2002 at a price of 2428p per share. Following this transaction, the trustee of the Quest held a total of 27,380 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 26 April 2002 that it had transferred 27,380 Barclays PLC ordinary shares on 26 April 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 29 April 2002 that it had on 22 April 2002 exercised its discretion and released 9,704 ordinary shares in Barclays PLC at a price of 2280p and that it had on 24 April 2002 exercised its discretion and released 14,654 ordinary shares in Barclays PLC at a price of 2405p to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom shares were released are not directors of Barclays PLC.

   Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 14,398,333 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them

3. Mr C J Lendrum notified the Company on 26 April 2002 that on 26 April 2002 he had exercised 15,000 options granted on 30 August 1995 at a price of 704p under the Barclays PLC Renewed 1986 Executive Share Option Scheme and on 26 April 2002 he sold all of these shares at a price of 2422p.

   Following this transaction, Mr Lendrum has a beneficial interest in 42,272 ordinary shares in Barclays PLC.

BARCLAYS

News Release

30 April 2002

Notification of directors' interests: Companies Act s329

The Company was notified on 30 April 2002 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 29 April 2002 the following directors had received ordinary shares in the Company by way of the Plan for the second interim dividend for 2001 at a price of 615p per share. The number of shares received by each director, together with their total beneficial interests following the allotments, are as follows:

Director	No. of shares received	Beneficial interests
M W Barrett	1,828	37,917
S G Russell	40	1,485

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 14,398,333 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)



Date: May 2, 2002

By: /s/
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)



Date: May 2, 2002

By: /s/
Patrick Gonsalves
Head of Board Support